UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

OMNICITY CORP.
________________________________________________________________________________
(Name of Issuer)

Shares of Common Stock
________________________________________________________________________________
(Title of Class of Securities)

68215V 109
______________________________________
(CUSIP Number)

RICHARD BELTZHOOVER
c/o 720 N. Range Line Road
Carmel, Indiana 46032
Tel: (317) 818-0023
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2009
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68215V 109

1.           Names of Reporting Persons:    Richard Beltzhoover

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)          [_]
(b)          [ X ]

3.           SEC Use Only:

4.           Source of Funds (See Instruction):           OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.           Citizenship or Place of Organization:     United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.           Sole Voting Power:                    Nil

8.           Shared Voting Power:                5,852,000 Shares

9.           Sole Dispositive Power:             Nil

10.         Shared Dispositive Power:         5,852,000 Shares 1

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:         5,852,000 Shares 1

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.         Percent of Class Represented by Amount in Row (11):    17.7%

14.         Type of Reporting Person (See Instructions):                  IN

__________________________

1 On February 17, 2009, Omnicity Corp. completed the acquisition (the "Acquisition") of Omnicity Incorporated, an Indiana corporation ("Omnicity Indiana") pursuant to an agreement and plan of merger dated December 29, 2008 among Omnicity Corp., Omnicity Incorporated and a wholly-owned subsidiary of Omnicity Corp. incorporated under the laws of the State of Indiana in connection with the Acquisition, in exchange for shares of common stock of Omnicity Corp. on the basis of 2.7858 shares of common stock of Omnicity Nevada in exchange for each share of Omnicity Indiana. Richard Beltzhoover, Insul Reps Profit Sharing Plan and Insul Reps Inc. were issued 4,758,276 shares, 868,612 shares and 225,912 shares of Omnicity Corp., respectively, pursuant to the Acquisition. As disclosed in Item 2, Richard Beltzhoover is the control person of Insul Reps Profit Sharing Plan and the owner of Insul Reps Inc. and, accordingly, each reporting person may be deemed to be the beneficial owner of these securities pursuant to Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, each such person expressly disclaims beneficial ownership over such securities pursuant to Rule 13d-4 under the Exchange Act, except to the extent of its pecuniary interest therein.

CUSIP No. 68215V 109

1.           Names of Reporting Persons:    Insul Reps Profit Sharing Plan

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)          [_]
(b)          [ X ]

3.           SEC Use Only:

4.           Source of Funds (See Instruction):           OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.           Citizenship or Place of Organization:    Indiana, USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.           Sole Voting Power:                    Nil

8.           Shared Voting Power:                868,612 Shares 1

9.           Sole Dispositive Power:             Nil

10.         Shared Dispositive Power:         868,612 Shares 1

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:         868,612 Shares 1

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.         Percent of Class Represented by Amount in Row (11):     2.6%

14.         Type of Reporting Person (See Instructions):                   OO

__________________________
(1)           See footnote on Page 2.

CUSIP No. 68215V 109

1.           Names of Reporting Persons:    Insul Reps Inc.

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)          [_]
(b)          [ X ]

3.           SEC Use Only:

4.           Source of Funds (See Instruction):           OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.           Citizenship or Place of Organization: Indiana, USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.           Sole Voting Power:                    Nil

8.           Shared Voting Power:                225,912 Shares 1

9.           Sole Dispositive Power:             Nil

10.         Shared Dispositive Power:         225,912 Shares 1

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:         225,912 Shares 1

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.         Percent of Class Represented by Amount in Row (11):    * Less than 1%

14.         Type of Reporting Person (See Instructions):                   CO

__________________________
(1)  See footnote on Page 2.

ITEM 1.           SECURITY AND ISSUER

The class of equity securities to which this statement relates is the shares of common stock, par value $0.001 per share (the "Shares") of Omnicity Corp., a Nevada corporation ("Omnicity Nevada") engaged in the business of wireless internet systems and services. The principal executive offices of Omnicity Nevada are located at 720 N. Range Line Road, Carmel, Indiana 46032.

On February 17, 2009, Omnicity Nevada completed the acquisition (the "Acquisition") of Omnicity Incorporated, an Indiana corporation ("Omnicity Indiana") pursuant to an agreement and plan of merger dated December 29, 2008 among Omnicity Nevada, Omnicity Incorporated and a wholly-owned subsidiary of Omnicity Nevada incorporated under the laws of the State of Indiana in connection with the Acquisition, in exchange for shares of common stock of Omnicity Nevada on the basis of 2.7858 shares of common stock of Omnicity Nevada in exchange for each share of Omnicity Indiana. Richard Beltzhoover, Insul Reps Profit Sharing Plan and Insul Reps Inc. were issued 4,758,276 shares, 868,612 shares and 225,912 shares of Omnicity Nevada, respectively, pursuant to the Acquisition. Richard Beltzhoover is the control person of Insul Reps Profit Sharing Plan and the owner of Insul Reps Inc. and, accordingly, each reporting person may be deemed to be the beneficial owner of these securities pursuant to Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, each reporting person expressly disclaims beneficial ownership over such securities pursuant to Rule 13d-4 under the Exchange Act, except to the extent of its pecuniary interest therein.

ITEM 2.           IDENTITY AND BACKGROUND

Persons Filing this Statement

This Schedule 13D is filed jointly by (each a "Reporting Person", and collectively, the "Reporting Persons"): (i) Richard Beltzhoover, a citizen of the United States, resident in the State of Indiana, (ii) Insul Reps Profit Sharing Plan, a trust organized under the laws of the State of Indiana of which Mr. Beltzhoover is a control person and beneficiary, and (iii) Insul Reps Inc., a holding company organized under the laws of the State of Indiana of which Mr. Beltzhoover is a principal shareholder, director and officer.

The address of Mr. Beltzhoover, Insul Reps Profit Sharing Plan and Insul Reps Inc. is c/o 720 N. Range Line Road, Carmel, Indiana 46032. Mr. Beltzhoover was a director and officer of Omnicity Indiana and, subsequent to the Acquisition, Mr. Beltzhoover's principal occupation is Chairman, Chief Executive Officer and director of Omnicity Nevada.

During the last five years, neither Mr. Beltzhoover nor Insul Reps Profit Sharing Plan, Insul Reps Inc. or their directors, officers or controlling persons have been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 17, 2009, Omnicity Nevada completed the Acquisition of Omnicity Indiana pursuant to an agreement and plan of merger dated December 29, 2008 among Omnicity Nevada, Omnicity Indiana and a wholly-owned subsidiary of Omnicity Nevada incorporated under the laws of the State of Indiana in connection with the Acquisition, in exchange for shares of common stock of Omnicity Nevada on the basis of 2.7858 shares of common stock of Omnicity Nevada in exchange for each share of Omnicity Indiana. As a result of the Acquisition, Mr. Beltzhoover, Insul Reps Profit Sharing Plan and Insul Reps Inc. were issued an aggregate of 5,582,000 shares of common stock of Omnicity Nevada.

Further details of the Acquisition are reported under Omnicity Nevada's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2009 under Item 2.01.

ITEM 4.           PURPOSE OF TRANSACTION

The Reporting Persons acquired the securities of Omnicity Nevada for investment purposes.

The Reporting Persons may also acquire additional securities of Omnicity Nevada as they may deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Depending on market conditions and other factors, the Reporting Persons also reserve the right to dispose of some or all of such securities in the open market, in privately negotiated transactions to third parties or otherwise.

Other than as set forth herein, the Reporting Persons have no current plans or proposals which would relate to or would result in:

(a)         the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)         any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)         a sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries;

(d)         any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)         any material change in the present capitalization or dividend policy of the issuer;

(f)         any other material change in the issuer's business or corporate structure including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)         changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the issuer by any person;

(h)         causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)         any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a)         Beneficial Ownership.

As described above, the Reporting Persons beneficially own an aggregate of 5,852,000 shares of Omnicity Nevada representing approximately 17.7% of the issued and outstanding shares of Omnicity Nevada (based upon 33,087,007 shares issued and outstanding as at February 17, 2009). Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to share the power to dispose of these securities. However, each of the Reporting Persons expressly disclaims beneficial ownership over such securities pursuant to Rule 13d-4 under the Exchange Act, except to the extent of its pecuniary interest therein.

(b)         Transactions Within the Past 60 Days.

Except as noted herein, the Reporting Persons have not effected any other transactions in the securities within sixty (60) days preceding the date hereof.

(c)         Certain Rights of Other Persons.

No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as provided herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of Omnicity Nevada including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Persons have not pledged securities of Omnicity Nevada nor are the securities of Omnicity Nevada held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS
Exhibit	Description of Exhibit
A	Joint Filing Agreement among Richard Beltzhoover, Insul Reps Profit Sharing Plan and Insul Reps Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2009

RICHARD BELTZHOOVER

By:    /s/ Richard Beltzhoover
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INSUL REPS PROFIT SHARING PLAN

By:    /s/ Richard Beltzhoover
-------------------------------
Name:  RICHARD BELTZHOOVER
Title:    Director

INSUL REPS INC.

By:    /s/ Richard Beltzhoover
-------------------------------
Name:  RICHARD BELTZHOOVER
Title:    President and Director

EXHIBIT INDEX
Exhibit	Description of Exhibit
A	Joint Filing Agreement among Richard Beltzhoover, Insul Reps Profit Sharing Plan and Insul Reps Inc.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  February 24, 2009

RICHARD BELTZHOOVER

By:    /s/ Richard Beltzhoover
-------------------------------

INSUL REPS PROFIT SHARING PLAN

By:    /s/ Richard Beltzhoover
-------------------------------
Name:  RICHARD BELTZHOOVER
Title:    Director

INSUL REPS INC.

By:    /s/ Richard Beltzhoover
-------------------------------
Name:  RICHARD BELTZHOOVER
Title:    President and Director